June 11, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Jennifer Gowetski
Mr. Jerard Gibson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Re:	Pyramid Hotels & Resorts, Inc. Registration Statement on Form S-11 (File No. 333-163523) Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pyramid Hotels & Resorts, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-11 (File No. 333-163523), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2009.
     In light of current public market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission. The Company may undertake a subsequent private offering in reliance on Rule 155(c).
     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.
     If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Daniel P. Adams of Goodwin Procter LLP, at (617) 570-1966.

Sincerely, Pyramid Hotels & Resorts, Inc.
By:	/s/ David G. Gaw
	Name:	David G. Gaw
	Title:	Chief Financial Officer

Ms. Jennifer Gowetski
Mr. Jerard Gibson
Division of Corporation Finance
June 11, 2010

cc:	Richard M. Kelleher Warren Q. Fields Pyramid Hotels & Resorts, Inc. Jay L. Bernstein Jason D. Myers Clifford Chance US LLP Gilbert G. Menna Daniel P. Adams Goodwin Procter LLP